STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

November 16, 2017

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation

Registration Statement on Form S-3

File No. 333-221293

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, State Street Corporation hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-221293) so that it may become effective at 4:00 p.m., Eastern time, on November 20, 2017, or as soon thereafter as practicable.

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Very truly yours, STATE STREET CORPORATION

/s/ John Slyconish
John Slyconish Executive Vice President and Treasurer